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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-51083

02019892

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Inter-Dealer Brokers, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Wall Street
(No. and Street)

New York (City) New York (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Crossan (212) 968-4117
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center (Address) New York (City) New York (State) 10281-1414 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant

AFFIRMATION

I, Robert Crossan, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Inter-Dealer Brokers, LLC for the year ended December 31, 2001, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature — February 22, 2002
Date

Chief Financial Officer
Title

Notary Public

JOHN A. JOYCE
NOTARY PUBLIC, State of New York
No. 02JO6020771
Qualified in New York County
Commission Expires 3/8/03

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Member of
Inter-Dealer Brokers, LLC

We have audited the accompanying statement of financial condition of Inter-Dealer Brokers, LLC (the "Company") as of December 31, 2001, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Inter-Dealer Brokers, LLC at December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 22, 2002

INTER-DEALER BROKERS, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

CASH AND CASH EQUIVALENTS	$ 53,430
DEPOSIT WITH CLEARING ORGANIZATION	500,000
ACCRUED COMMISSIONS AND RECEIVABLES FROM BROKERS, DEALERS AND CUSTOMERS	2,333,652
RECEIVABLE FROM AFFILIATE	82,757
SECURITIES OWNED - At market value, held at clearing organization	179,496
OTHER ASSETS	94,282
TOTAL ASSETS	$3,243,617

LIABILITIES AND MEMBER'S INTEREST

LIABILITIES:	
Accrued compensation	$1,167,327
Accounts payable and accrued expenses	193,138
Other liabilities	6,007
Total liabilities	1,366,472
MEMBER'S INTEREST	1,877,145
TOTAL LIABILITIES AND MEMBER'S INTEREST	$3,243,617

See notes to statement of financial condition.

INTER-DEALER BROKERS, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2001

1. ORGANIZATION

The statement of financial condition includes the accounts of Inter-Dealer Brokers, LLC, a New York Limited Liability Company (the "Company"). The Company is a wholly-owned subsidiary, of Company Y ("COY"), which is a wholly-owned subsidiary of GFInet, Inc. ("GFInet"), a Delaware Corporation. GFInet is a majority-owned subsidiary of GFI Group Inc. ("GFI Group"), a Delaware Corporation. GFI Group is a majority-owned subsidiary of Jersey Partners Inc. ("JPI"), the ultimate parent.

The Company is a registered broker-dealer with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. ("NASD") and a member of the Securities Investors Protection Corporation. The Company provides brokerage services for securities to broker-dealers and other financial institutions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies in the financial statement. Management believes that the estimates utilized in the preparation of the statement of financial condition are reasonable and prudent. Actual results could differ materially from these estimates.

Cash and Cash Equivalents - Cash and cash equivalents consist of cash and highly liquid investments not held for resale with maturities, when purchased, of three months or less.

Brokerage Transactions - Brokerage transactions and the related revenues and expenses are recorded on a trade date basis.

Securities Owned - Securities owned are recorded on a trade date basis at fair value, and unrealized gains and losses are reflected in net income. The fair value of securities owned is generally based upon quoted market prices.

3. FAIR VALUE OF FINANCIAL INSTRUMENTS

Substantially, all of the Company's financial instruments are carried at fair value or amounts which approximate fair value.

4. SECURITIES OWNED

At December 31, 2001, securities owned are comprised of ADRs. Securities owned are held and may be pledged by the clearing organization.

5. INCOME TAXES

The Company is a single-member limited liability company and as such is not liable for income tax. Instead, income or loss attributable to the Company's operations is passed through to its sole member who is responsible for reporting such income or loss at the Federal, state and local levels.

6. ACCRUED COMMISSIONS AND RECEIVABLES FROM BROKERS, DEALERS AND CUSTOMERS

Accrued commissions receivable represent amounts due from brokers, dealers, banks and other financial institutions for the execution of various brokerage transactions. These transactions include equity derivatives, ADRs and corporate equities. Receivables from brokers and dealers represent the summation of net settlement transactions maintained at the Company's clearing broker.

	December 31, 2001
Accrued Commissions	$ 1,317,179
Receivables from brokers and dealers	1,016,473
Total	$ 2,333,652

7. DEPOSIT WITH CLEARING ORGANIZATION

The Company maintains a cash deposit at the clearing organization that performs clearing and custodial functions for the Company.

8. COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company has been named as defendant in various lawsuits and has been involved in certain investigations and proceedings. Although the ultimate outcome of these matters cannot be ascertained at this time, it is the opinion of management, after consultation with counsel, that the resolution of such matters will not have a material adverse effect on the financial condition of the Company.

9. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

In the normal course of business, the Company purchases and sells various equity securities. Trading differences may arise which would result in the Company having residual positions in securities including securities sold, not yet purchased. Securities sold, not yet purchased represent obligations of the Company to deliver specified securities at contracted prices, thereby creating commitments to purchase the securities in the market at prevailing prices. Accordingly, these transactions result in off-balance-sheet risk as the Company's ultimate obligation may exceed the amount recognized in the statement of financial condition.

10. REGULATORY REQUIREMENTS

The Company is a registered broker-dealer with the Securities and Exchange Commission and the NASD and, accordingly, is subject to the Net Capital rules under the Securities Exchange Act of 1934, and the NASD. Under these rules, the Company is required to maintain minimum Net Capital of not less than the greater of $250,000 or 2% of aggregate debits as defined. At December 31, 2001, the Company's Net Capital was $748,276 which exceeded the minimum requirement by $498,276.

11. RELATED PARTY TRANSACTIONS

During 2001, the Company transferred property, software and computer equipment, net of accumulated depreciation, totaling $346,302 to COY.

At December 31, 2001, the net receivable from affiliate of $82,757 related to receivables for clearing fees and amounts owed for the transfer of property, software and computer equipment. The receivables were partially offset by payables to an affiliate for administrative and overhead expenses.

* * * * * *

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com

Deloitte & Touche

February 22, 2002

Inter-Dealer Brokers, LLC
100 Wall Street
New York, New York 10005

In planning and performing our audit of the financial statements of Inter-Dealer Brokers, LLC (the "Company") for the year ended December 31, 2001 (on which we issued our report dated February 22, 2002), we considered its internal control in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP